# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Karbon-X Corp, CIK 0001729637
CUSIP: 19179P109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6575 West Loop South, Suite 500, Bellaire, Texas (TX), 77401
Date of event which requires filing of this statement: 09/25/2026
Filed by CIK 0001996107
Persons authorized to receive notices and communications: M. Richard Cutler, Cutler Law, 6575 West Loop South, Suite 500, Bellaire, Texas (TX), 77401, 7138880040

## Reporting persons
- Morsevo Trade, Inc (CIK 0001996107): type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); source of funds: working capital (WC); sole voting power 7,243,923; shared voting power 0; sole dispositive power 7,243,923; shared dispositive power 0; aggregate amount beneficially owned 7,243,923 (6.7% of the class)
  Comment: This Amendment No. 4 to Schedule 13D is only to correct information related to a change in the ownership of the original beneficial owner.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Karbon-X Corp
Address of issuer's principal executive offices: 6575 West Loop South, Suite 500, Bellaire, Texas (TX), 77401
Comment: This Schedule 13D relates to shares of Common Stock (the "Shares") of Karbon-X Corp., whose principal executive offices are located at 6575 West Loop South, Suite 500, Bellaire, TX 77401.

## Item 2. Identity and Background
Name of person filing: Morsevo Trade, Inc. a Bahamian corporation.
Residence or business address: Its business address is Sterling Commons East, Suite 204, 1 Marina Drive, PO Boxc N-18122, Paradise Island Nassau Bahamas. JTC Directors Limited (Bahamas) 100% beneficial owner of Morsevo Trade, Inc. whose business address is Sterling Commons East, Suite 204, 1 Marina Drive, PO Boxc N-18122, Paradise Island Nassau Bahamas. The Directors and Officers of JTC Directors (Bahamas) Limited are Michael John Bruce Halsey, President and Director, 406 Canal Point Drive, George Town, Grand Cayman, Cayman Islands; and Naro Zimmerman, Secretary and Director 40 B Southbay Estates Unit #16, South Sound, Grand Cayman, Cayman Islands.
Present principal occupation or employment: JTC Directors (Bahamas) Limited is the sole director but not a beneficial owner of Morsevo.
Criminal convictions in the last five years: During the last five years, neither Morsevo nor Mr. Halsey or Mr. Zimmerman was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither Morsevo nor Mr. Halsey or Mr. Zimmerman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Morsevo Trade, Inc. is a Bahamian corporation.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: During the past 60 days the Reporting Person has not otherwise bought or sold any securities on the open market or otherwise.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Morsevo Trade, Inc: /s/ Michael John Bruce Halsey, Michael John Bruce Halsey, President (10/19/2026)